Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

NOTICE TO READER

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if an auditor has not performed a review of condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The condensed interim consolidated financial statements of the Company for the three-month period ended March 31, 2026, have been prepared by and are the responsibility of the Company's management.

The Company's independent auditors have not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of condensed interim consolidated financial statements by an entity’s auditor.

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - expressed in U.S. Dollars)

	Note	March 31, 2026	December 31, 2025
		$	$
Assets

Current
Cash	5	250,275	864,514
Accounts receivable		64,633	80,172
Prepaid expenses	6	56,138	22,609
Deferred acquisition costs	18	356,715	293,803
Deferred share issuance costs		16,655	-

Total Current Assets		744,416	1,261,098
Non-current
Contract payments	7	1,200,000	1,200,000
Intangible assets	8	185,695	185,367
Property and equipment	9	14,680	37,065

Total Assets		2,144,791	2,683,530

Liabilities

Current
Accounts payable and accrued liabilities	10,13	844,932	553,784
Derivative warrant liability	12(h)	1,000	8,000
Lease obligation	11	15,056	37,287

Total Liabilities		860,988	599,071

Shareholders’ Equity

Share capital	12	20,183,547	20,183,547
Reserves	12	5,785,890	5,778,074
Accumulated other comprehensive loss		(52,605)	(52,605)
Accumulated deficit		(24,633,029)	(23,824,557)

Total Shareholders’ Equity		1,283,803	2,084,459

Total Liabilities and Shareholders’ Equity		2,144,791	2,683,530

Nature of operations and going concern (Note 1)

Commitments (Note 16)

Subsequent events (Note 18)

/s/ “Allen Davidoff”	/s/ “Richard Grieve”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three months ended March 31, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

		Three months ended March 31,

	Note	2026	2025
		$	$
Expenses

Research and development	13	33,113	276,309
Consulting, wages and benefits	13	195,380	283,915
Directors’ fees	13	46,948	43,280
Investor relations		94,973	150,043
Professional fees	13	312,379	81,834
General and administrative		59,350	59,797
Public company costs		47,474	22,364
Travel		19	10,960
Amortization of property and equipment	9	22,385	19,464
Amortization of intangible assets	8	3,460	6,521
Share-based payments	12(g),13	7,816	8,969

Loss before other items		(823,297)	(963,456)

Fair value adjustment on derivative warrant liability	12(h)	7,000	246,000
Foreign exchange gain		6,190	362
Interest income		1,635	18,421

Net loss and comprehensive loss for the period		(808,472)	(698,673)

Basic and diluted loss per common share		(0.58)	(0.93)

Weighted average number of common shares outstanding		1,392,444	747,420

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited - expressed in U.S. Dollars)

	Number of common shares	Share capital	Reserves	Obligation to issue shares	Accumulated deficit	Accumulated other comprehensive loss	Total
		$	$	$	$	$	$

Balance, December 31, 2024	696,275	18,493,571	6,039,078	24,746	(21,168,253)	(52,605)	3,336,537

Shares issued pursuant to at-the-market offering offering	14,774	113,547	-	-	-	-	113,547
Share issuance costs	-	(19,064)	-	-	-	-	(19,064)
Pre-funded warrants exercised	46,600	324,645	(324,643)	-	-	-	2
Share-based payments	-	-	8,969	-	-	-	8,969
Comprehensive loss for the period	-	-	-	-	(698,673)	-	(698,673)

Balance, March 31, 2025	757,649	18,912,699	5,723,404	24,746	(21,866,926)	(52,605)	2,741,318

Shares issued pursuant to private placement	399,289	1,400,156	-	-	-	-	1,400,156
Pre-funded warrants issued	-	-	741,832	-	-	-	741,832
Share issuance costs	-	(528,224)	(304,444)	-	-	-	(832,668)
Pre-funded warrants exercised	235,506	398,916	(398,904)	-	-	-	12
Reversal of obligation to issue shares upon termination of agreement	-	-	-	(24,746)	-	-	(24,746)
Share-based payments	-	-	16,186	-	-	-	16,186
Comprehensive loss for the period	-	-	-	-	(1,957,631)	-	(1,957,631)

Balance, December 31, 2025	1,392,444	20,183,547	5,778,074	-	(23,824,557)	(52,605)	2,084,459

Share-based payments	-	-	7,816	-	-	-	7,816
Comprehensive loss for the period	-	-	-	-	(808,472)	-	(808,472)

Balance, March 31, 2026	1,392,444	20,183,547	5,785,890	-	(24,633,029)	(52,605)	1,283,803

The shares outstanding presented have been adjusted to reflect the effect of the 5:1 share consolidation that took place on April 6, 2026. Common shares, options, warrants and per share amounts have been adjusted for the 5:1 share consolidation unless otherwise noted.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

	Three months ended March 31,
	2026	2025
	$	$

Cash provided by (used in):

Operating activities
Net loss for the period	(808,472)	(698,673)

Items not affecting cash:
Amortization of property and equipment	22,385	19,464
Amortization of intangible assets	3,460	6,521
Fair value adjustment on derivative warrant liability	(7,000)	(246,000)
Share-based payments	7,816	8,969
Unrealized foreign exchange gain	(6,936)	(953)
Changes in non-cash operating assets and liabilities:
Accounts receivable	15,539	385
Prepaid expenses	(33,529)	(1,752)
Accounts payable and accrued liabilities	305,375	268,309
	(501,362)	(643,730)

Investing activities
Acquisition of intangible assets	(3,788)	(3,385)
Deferred acquisition costs	(4,127)	-
	(7,915)	(3,385)

Financing activities
Proceeds from issuance of equity instruments	-	113,547
Pre-funded warrants and warrants exercised	-	2
Share issuance costs	(81,968)	(22,849)
Payment of lease obligation	(22,231)	(23,123)
	(104,199)	67,577

Effect of foreign exchange on cash	(763)	1,127

Decrease in cash	(614,239)	(578,411)

Cash, beginning of period	864,514	2,473,649

Cash, end of period	250,275	1,895,238

Supplemental Cash Flow and Non-Cash Investing and Financing Activities Disclosure
Share issuance costs in accounts payable	31,331	-
Deferred acquisition costs in accounts payable	112,858	-
Deferred share issuance costs in accounts payable	17,132	-

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

1.	Nature of operations and going concern

XORTX Therapeutics Inc. (the “Company” or “XORTX”) was incorporated under the laws of Alberta, Canada on August 24, 2012.

XORTX is a public company listed on the TSX Venture Exchange (the “TSXV”) and on the Nasdaq Stock Market (“Nasdaq”) under the symbol “XRTX”. The Company’s operations and mailing address is 3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1 and its registered address is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3. The Company has received a notice of non-compliance from Nasdaq relating to the minimum bid price requirement and is working to regain compliance within the prescribed period.

XORTX is a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat gout and progressive kidney disease modulated by aberrant purine and uric acid metabolism in orphan disease indications such as allopurinol intolerant gout and autosomal dominant polycystic kidney disease, as well as more prevalent type 2 diabetic nephropathy, and fatty liver disease. The Company’s current focus is on developing products to slow and/or reverse the progression of these diseases.

The Company is subject to a number of risks associated with the successful development of new products and their marketing and the conduct of its clinical studies and their results. The Company will have to finance its research and development activities and its clinical studies. To achieve the objectives in its business plan, the Company plans to raise the necessary capital and to generate revenues. Although there is no certainty, management is of the opinion that additional funding for future projects and operations can be raised as needed. The products developed by the Company will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. If the Company is unsuccessful in obtaining adequate financing in the future, research activities will be postponed until market conditions improve. These circumstances and conditions indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

2.	Basis of preparation

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025.

Basis of Measurement and Presentation

These condensed interim consolidated financial statements have been prepared using the historical cost convention except for financial instruments which have been measured at fair value. These condensed interim consolidated financial statements were prepared on an accrual basis except for cash flow information.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its 100% owned subsidiary, XORTX Pharma Corp. The accounts of the Company’s subsidiary are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated.

These condensed interim consolidated financial statements were approved for issue by the Board of Directors on May 15, 2026.

6

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

3.	Material accounting policies

These condensed interim consolidated financial statements have been prepared on a basis consistent with the material accounting policies disclosed in the annual financial statements for the year ended December 31, 2025.

4.	Critical accounting judgments and estimates

The preparation of condensed interim consolidated financial statements requires management to make judgments and estimates that affect the amounts reported in the condensed interim consolidated financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the consolidated financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates.

Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods. Information about critical accounting judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the condensed interim consolidated financial statements within the next financial year are discussed below:

Share-based payment transactions and warrant liabilities

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Warrant liabilities are accounted for as derivative liabilities if the proceeds from exercise are either not fixed, denominated in a currency other than the functional currency, or can be settled on a net basis, and therefore do not meet the fixed for fixed criteria. Estimating fair value for share-based transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option or warrant, volatility and dividend yield and making assumptions about them.

Classification of contract payments

In concluding that contract payments are a non-current asset, management considered when future regulatory and clinical trial programs are anticipated to be completed. Management assessed that the future regulatory and clinical trial programs would not be completed within 12 months from period end and therefore classified the contract payments as a non-current asset.

Impairment of intangible assets

Patents (obtained and pending) and licenses are reviewed for impairment at each financial reporting date. If, in the judgment of management, future economic benefits will not flow to the Company, then the Company will assess the recoverable value of the asset. If the carrying value is greater than the recoverable value, the asset will be impaired to the recoverable value.

Determination of functional currency

In concluding that the U.S. dollar is the functional currency of the Company and its subsidiary, management considered the currency that mainly influences the cost of providing goods and services in the primary economic environment in which each entity operates and the currency in which funds from financing are generated, or if there has been a change in events or conditions that determined the primary economic environment.

7

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

4.	Critical accounting judgments and estimates (continued)

Treatment of research and development costs

Costs to develop products are capitalized to the extent that the criteria for recognition as intangible assets in IAS 38 Intangible Assets are met. Those criteria require that the product is technically and economically viable, the Company has the intention and ability to use the asset, and how the asset will generate future benefits. Management assessed the capitalization of development costs based on the attributes of the development project, perceived user needs, industry trends and expected future economic conditions. Management considers these factors in aggregate and applies significant judgment to determine whether the product is feasible. The Company has not capitalized any development costs as at March 31, 2026.

Leases

Value of right-of-use assets and lease obligations require judgement in determining lease terms such as extension options, determining whether a lease contract contains an identified asset to which the Company has the right to use substantially all of the economic benefits from, and the incremental borrowing rate applied. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions and the economic environment in which the lease exists. Renewal options are only included if management is reasonably certain that the option will be renewed.

Classification of pre-funded warrants

Management applied judgment when determining the appropriate classification of pre-funded warrants included in unit offerings. Management considered the characteristics of derivative instruments and concluded that the pre-funded warrants should be classified as an equity instrument.

Current and deferred taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. Such differences may result in eventual tax payments differing from amounts accrued. Reported amounts for deferred tax assets and liabilities are based on management’s expectation for the timing and amounts of future taxable income or loss, as well as future taxation rates. Changes to these underlying estimates may result in changes to the carrying value, if any, of deferred income tax assets and liabilities.

5.	Cash

The Company’s cash consists of cash held and interest-bearing deposits with the Company’s bank and brokerage accounts. The current annual interest rate earned on these deposits is 2.10% to 3.35% (2025 – 2.10% to 3.50%).

	March 31, 2026	December 31, 2025
	$	$

Cash	52,124	244,022
Interest-bearing deposits	198,151	620,492
	250,275	864,514

8

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

6.	Prepaid expenses

The Company’s prepaid expenses relate to the following:

	March 31, 2026	December 31, 2025
	$	$

Research and development	1,205	-
Insurance	1,373	2,582
Investor relations conferences and services	47,565	12,464
Administrative services and other	5,995	7,563
	56,138	22,609

7.	Contract payments

During the year ended December 31, 2020, the Company entered into an agreement with Prevail InfoWorks Inc. As part of the agreement, the Company paid $1,200,000 through the issuance of units in the private placement that closed February 28, 2020, to be applied to future regulatory and clinical trial programs. The 108,590 units issued were measured by reference to their fair value on the issuance date, which is equal to CAD $14.76 per unit.

8.	Intangible assets

Cost	Total
$
Balance, December 31, 2024	375,727
Additions	55,223
Disposal	(26,579)
Balance, December 31, 2025	404,371
Additions	3,788
Balance, March 31, 2026	408,159

Accumulated amortization	Total
$
Balance, December 31, 2024	192,619
Amortization	26,385
Balance, December 31, 2025	219,004
Amortization	3,460
Balance, March 31, 2026	222,464

Carrying values	Total
$
At December 31, 2025	185,367
At March 31, 2026	185,695

9

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

8.	Intangible assets (continued)

The Company has licensed intellectual property from various third parties. The intangible assets relate solely to licensed intellectual property and there are no other classes of intangible assets. The intangible assets are as described below:

a)	The Company has licensed from a third party (the “Licensor”), under patent rights purchase agreement dated July 9, 2013 and amended April 15, 2014, certain patents relating to allopurinol for the treatment of hypertension. The Company paid a total of $40,000 to the Licensor per the terms of the agreement.

The Company will also pay the Licensor royalties on the cumulative net revenues from the sale or sublicense of the product covered under the patent license until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of ten years from the date of the first commercial sales of a product. As of March 31, 2026, no royalties have been accrued or paid.

b)	In December 2012, the Company entered into an agreement to license certain intellectual property relating to the use of all uric acid lowering agents to improve the treatment of metabolic syndrome. Under this patent rights purchase agreement, between the Company and Dr. Richard Johnson and Dr. Takahiko Nakagawa (the “Vendors”), the Company will pay the Vendors a royalty based on the cumulative net revenues from the sale or sublicense of the product covered under the licensed intellectual property until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of 10 years from the date of the first commercial sales of a product. As of March 31, 2026, no royalties have been accrued or paid.

c)	Pursuant to a license agreement dated October 9, 2012 as amended on June 23, 2014, between the Company and the University of Florida Research Foundation, Inc. (“UFRF”), the Company acquired the exclusive license to a patent that claims the use of any uric acid lowering agent to treat insulin resistance. The Company has paid or is obligated to pay UFRF the following:

i)	An annual license fee of $1,000;
ii)	Reimburse UFRF for United States and/or foreign costs associated with the maintenance of the licensed patents;
iii)	The issuance to UFRF of 180,397 shares of common stock of the Company. 160,783 have been issued to UFRF as at March 31, 2026 and December 31, 2025. The remaining shares to be issued are included in obligation to issue shares ($24,746);
iv)	Milestone payments of $500,000 upon receipt of FDA approval to market licensed product in the United States of America and $100,000 upon receipt of regulatory approval to market each licensed product in each of other jurisdictions;
v)	Royalty payments of up to 1.5% of net sales of products covered by the license until the later of (i) the expiration of any patent claims; or (ii) 10 years from the date of the first commercial sale of any covered product in each country. Following commencement of commercial sales, the Company will be subject to certain annual minimum royalty payments that will increase annually to a maximum of $100,000 per year. As at March 31, 2026, no royalties have been accrued or paid; and
vi)	UFRF is entitled to receive a royalty of 5% of amounts received from any sub-licensee that are not based directly on product sales, excluding payments received for research and development or purchases of the Company’s securities at not less than fair market value. As at March 31, 2026, no royalties have been accrued or paid.

On October 12, 2025, UFRF terminated the agreement as the Company did not achieve the specified milestones. There were no outstanding financial obligations under the agreement at the termination date. Accordingly, the previously recognized license asset of $26,579 and the related obligation to issue shares of $24,746, which had been recorded within equity, were derecognized upon termination.

10

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

9.	Property and equipment

Cost	Right-of-use asset	Equipment	Total
	$	$	$
Balance, December 31, 2024	211,586	23,344	234,930
Additions	88,074	-	88,074
Balance, December 31, 2025	299,660	23,344	323,004
Additions	-	-	-
Balance, March 31, 2026	299,660	23,344	323,004

Accumulated amortization	Right-of-use asset	Equipment	Total
	$	$	$
Balance, December 31, 2024	182,200	18,009	200,209
Amortization	80,763	4,967	85,730
Balance, December 31, 2025	262,963	22,976	285,939
Amortization	22,017	368	22,385
Balance, March 31, 2026	284,980	23,344	308,324

Carrying values	Right-of-use asset	Equipment	Total
	$	$	$
At December 31, 2025	36,697	368	37,065
At March 31, 2026	14,680	-	14,680

The Company entered into an office lease during the year ended December 31, 2022 for which a right-of-use asset was recognized (Note 11). During the year ended December 31, 2025, the Company extended its office lease. A $88,074 right-of-use asset addition was recognized with a corresponding $88,074 increase to the lease liability.

10.	Accounts payable and accrued liabilities

	March 31, 2026	December 31, 2025
	$	$
Trade payables	557,287	395,539
Accrued liabilities	287,645	158,245
Total	844,932	553,784

11.	Lease obligation

The Company has entered into an office lease expiring in 2026, with an imputed interest rate of 8% per annum. A reconciliation of the outstanding lease obligation as at March 31, 2026 is as follows:

$
Balance, December 31, 2024	38,785
Additions	88,074
Lease payments	(89,572)
Balance, December 31, 2025	37,287
Lease payments	(22,231)
Balance, March 31, 2026	15,056

11

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

11.	Lease obligation (continued)

The $88,074 lease obligation addition recognized in the year ended December 31, 2025 relates to an extension of the office lease to May 31, 2026.

The following is a schedule of the Company’s future minimum lease payments related to the office lease obligation:

	March 31, 2026	December 31, 2025
	$
$2026	15,203	38,008
Total minimum lease payments	15,203	38,008
Less: imputed interest	(147)	(721)
Total present value of minimum lease payments	15,056	37,287
Less: current portion	(15,056)	(37,287)
Non-current portion	-	-

12.	Share capital and reserves

a)	Authorized and issued

Unlimited common shares – 1,392,444 issued at March 31, 2026 (December 31, 2025 – 1,392,444).

The shares outstanding presented have been adjusted to reflect the effect of the 5:1 share consolidation that took place on April 6, 2026. Common shares, options and warrants and per share amounts have been adjusted for the 5:1 share consolidation unless otherwise noted.

b)	Issuances

Three months ended March 31, 2026:

There were no financing activities during the three months ended March 31, 2026.

Three months ended March 31, 2025:

On January 15, 2025, the Company issued 14,774 common shares in an at-the-market offering for gross proceeds of $113,547. In connection with the offering, the Company incurred issuance costs of $19,064. The costs were recorded as a reduction of equity.

On January 15, 2025, the Company issued 46,600 common shares for the exercise of pre-funded warrants at US$0.00005 per share in the amount of $2. An amount of $324,643 was transferred from reserves to share capital as a result.

c)	Diluted Weighted Average Number of Common Shares Outstanding

	Three months ended March 31,
	2026	2025
Basic weighted average common shares outstanding	1,392,444	747,420
Effect of outstanding securities	-	-
Diluted weighted average common shares outstanding	1,392,444	747,420

During the three months ended March 31, 2026 and 2025, the Company had a net loss, as such, the diluted loss per share calculation excludes any potential conversion of options and warrants that would decrease loss per share.

12

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

d)	Common Share Purchase Warrants

A summary of the changes in warrants for the three months ended March 31, 2026 and the year ended December 31, 2025 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2024	566,147	$18.00
Granted – July 21, 2025	253,425	6.00
Granted – August 8, 2025	31,370	6.00
Balance, December 31, 2025	850,942	14.10
Expired	(218,612)	17.96
Balance, March 31, 2026	632,330	$12.83

At March 31, 2026, the weighted average contractual remaining life of the unexercised warrants was 3.19 years (2025 – 2.58 years).

The following table summarizes information on warrants outstanding at March 31, 2026:

Exercise Price	Number Outstanding	Expiry date	Remaining Contractual Life
$25.00	54,042	October 15, 2026	0.54 years
$25.00	20,222	October 15, 2026	0.54 years
$25.00	111,111	October 7, 2027	1.52 years
$10.90	162,162	October 18, 2029	3.55 years
$6.00	253,425	July 21, 2030	4.31 years
$6.00	31,370	August 8, 2030	4.36 years
Total	632,332		3.19 years

e)	Pre-Funded Warrants

A summary of the changes in pre-funded warrants for the three months ended March 31, 2026 and the year ended December 31, 2025 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2024	46,600	$0.00005
Granted – October 23, 2025	235,506	0.00005
Exercised	(282,106)	0.00005
Balance, March 31, 2026 and December 31, 2025	-	-

13

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

f)	Finders’ and Underwriters Warrants

A summary of the changes in finders’ and underwriters’ warrants for the three months ended March 31, 2026 and the year ended December 31, 2025 is presented below:

	Number of Warrants	Weighted Average Exercise price

Balance, December 31, 2024	10,060	$117.85
Granted – July 21, 2025	3,360	6.00
Granted – October 23, 2025	17,500	3.45
Balance, December 31, 2025	30,920	$41.25
Expired	(1,276)	154.30
Balance, March 31, 2026	29,644	$36.38
Exercisable, March 31, 2026	12,144	$83.84

At March 31, 2026, the weighted average contractual remaining life of the unexercised finders’ and underwriters’ warrants was 1.46 years (December 31, 2025 – 1.64 years).

The following table summarizes information on finders’ and underwriters’ warrants outstanding at March 31, 2026:

Exercise Price	Number Outstanding	Expiry date	Remaining Contractual Life
$214.65	3,228	October 15, 2026	0.54 years
$ 54.90	5,555	October 7, 2027	1.52 years
$ 6.00	3,360	July 21, 2030	4.31 years
$ 3.45	17,500	April 23, 2027	1.06 years
Total	29,644		1.46 years

The fair value of the finders’ warrants issued on July 21, 2025 was estimated at $11,560 on the date of grant using the Black-Scholes option pricing model. The exercise price of the unit of $6.00; expected life of 5 years; expected volatility of 100%; risk free rate of 2.99%; and expected dividend yield of 0%.

The fair value of the finders’ warrants issued on October 23, 2025 was estimated at $26,924 on the date of grant using the Black-Scholes option pricing model. The exercise price of the unit of $3.45; expected life of 18 months; expected volatility of 87%; risk free rate of 2.39%; and expected dividend yield of 0%.

g)	Stock Options

The Company has an incentive Stock Option Plan (the “Plan”) for directors, officers, employees, and consultants, under which the Company may issue stock options to purchase common shares of the Company provided that the amount of incentive stock options which may be granted and outstanding under the Plan at any time shall not exceed 10% of the then issued and outstanding common shares of the Company.

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XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

g)	Stock Options (continued)

The weighted average fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following data and assumptions:

2026
Dividend yield	Nil
Annualized volatility	100%
Share price	CAD $2.50
Risk-free interest rate	2.86%
Expected life	5 years

The risk-free interest rate is the yield on zero-coupon Canadian Treasury Bills of a term consistent with the assumed option life. The expected life of the option is the average expected period to exercise.

Volatility is based on the available historical volatility of the Company’s share price, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the Company’s expected share price volatility. The Company has not declared dividends in the past.

During the three months ended March 31, 2026, the Company recorded share-based expenses of $7,816 (2025 - $8,969), in respect of the vesting of new options and options issued in prior years.

A summary of the changes in stock options for the three months ended March 31, 2026 and the year ended December 31, 2025 is presented below:

	Number of Options	Weighted Average Exercise price (CAD)
Balance, December 31, 2024	29,552	$54.00
Expired	(3,600)	64.30
Balance, December 31, 2025	25,952	$52.56
Granted – January 30, 2026	4,000	3.45
Expired	(5,098)	38.58
Balance, March 31, 2026	24,854	$47.52
Vested and exercisable, March 31, 2026	21,242	$53.04

The weighted average contractual remaining life of the unexercised options was 1.51 years (December 31, 2025 – 2.27 years).

15

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

g)	Stock Options (continued)

The following table summarizes information on stock options outstanding at March 31, 2026:

Exercise Price (CAD$)	Number Outstanding	Number Exercisable	Expiry Date	Remaining Contractual Life
108.30	946	946	July 14, 2026	0.29 years
114.30	1,147	1,147	June 22, 2026	0.23 years
114.30	1,831	1,831	January 12, 2027	0.79 years
72.00	5,440	5,440	June 6, 2027	1.18 years
72.00	1,332	1,332	June 22, 2026	0.23 years
62.10	1,110	1,110	November 25, 2027	1.65 years
22.50	5,560	3,898	March 4, 2029	2.93 years
22.50	888	888	June 22, 2026	0.23 years
8.75	2,600	650	December 18, 2029	3.72 years
3.45	4,000	4,000	June 22, 2026	0.23 years
	24,854	21,242		1.51 years

h)	Derivative Warrant Liability

During the years ended December 31, 2024, 2022 and 2021, the Company issued warrants which were recorded as derivative financial liabilities as the exercise price was denominated in a currency other than the functional currency of the Company and in certain situations allow the holder to exercise the warrants on a cashless basis and therefore may be settled other than by the exchange of a fixed amount of cash. Under the cashless exercise option, the holders of these warrants may elect to settle the warrants on a cashless basis if the common shares are not subject to an effective registration statement at the time the holder wishes to exercise them. A contract that may be settled by a single net payment (generally referred to as net cash settled or net equity settled) is a financial liability and not an equity instrument.

These warrants are revalued at each reporting period and any gain or loss is recorded in profit or loss.

The balance of the derivative warrant liabilities (level 3) is as follows:

Balance at December 31, 2024	$572,000
Fair value adjustment	(564,000)
Balance at December 31, 2025	$8,000
Fair value adjustment	(7,000)
Balance at March 31, 2026	$1,000

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XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

12.	Share capital and reserves (continued)

h)	Derivative Warrant Liability (continued)

Significant assumptions used in determining the fair value of the derivative warrant liabilities at March 31, 2026 and December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
Share price	$2.05	$2.80
Risk-free interest rate	2.79%	2.55%
Dividend yield	0%	0%
Expected volatility	77%-101%	78%-127%
Remaining term (in years)	0.5–1.5	0.1–1.8

The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input.

13.	Related party transactions

All related party transactions were measured at fair value. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

During the three months ended March 31, 2026 and 2025, the Company incurred the following transactions with related parties:

a)	Wages and benefits and professional fees were paid or accrued to Allen Davidoff, the Chief Executive Officer (“CEO”), in the amount of $85,029 (2025 - $84,186).

b)	Fees were paid or accrued to Michael Bumby, the Chief Financial Officer (“CFO”) of the Company in the amount of $40,955 (2025 - $38,903).

c)	Research and development fees were paid or accrued to Haworth Biopharmaceutical Consulting Services Inc., a company owned by Stephen Haworth, the Chief Medical Officer (“CMO”) of the Company in the amount of $24,000 (2025 - $24,000).

d)	Consulting fees were paid or accrued to Stacy Evans, the Chief Business Officer (“CBO”) of the Company in the amount of $12,500 (2025 - $37,500).

e)	Directors’ fees were paid or accrued to the directors of the Company in the amount of $46,947 (2025 - $45,833). The amount includes director fees payment of $33,744 for the three months ended March 31, 2026 (2025 - $33,811) to Anthony Giovinazzo, Chairman of the Company.

f)	As at March 31, 2026, $nil (December 31, 2025 - $10,730) was payable to directors of the Company, $55,823 (December 31, 2025 - $28,044) was payable and accrued to the CFO of the Company for CFO services, $40,000 (December 31, 2025 - $16,000) was payable and accrued to the CMO of the Company for consulting services, and $25,000 (December 31, 2025 - $37,500) was payable and accrued to the CBO of the Company for consulting services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.

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XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

13.	Related party transactions (continued)

g)	Management and directors’ compensation transactions for the three months ended March 31, 2026 and 2025 are summarized as follows:

	Management Compensation	Directors’ fees	Share- based payments	Total
	$	$	$	$
Three months ended March 31, 2025
Directors and officers	184,589	45,833	4,949	235,371

Three months ended March 31, 2026
Directors and officers	162,484	46,947	6,687	216,118

14.	Financial instruments and risk management

The Company’s financial instruments consist of cash, accounts receivable, contract payments, accounts payable and accrued liabilities, lease obligation and derivative warrant liability. The fair values of cash and accounts payable and accrued liabilities and lease liability approximate their carrying values at March 31, 2026, due to their short-term nature. Derivative warrant liability is carried at fair value and is classified within Level 3 of the fair value hierarchy.

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, market risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors

There have been no changes in any risk management policies since December 31, 2025.

15.	Capital management

The Company defines capital that it manages as shareholders’ equity. The Company manages its capital structure in order to have funds available to support its research and development and sustain the future development of the business. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support its activities.

Since inception, the Company’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, and its overall capital expenditures. There were no changes during the three months ended March 31, 2026. The Company is not exposed to external requirements by regulatory agencies regarding its capital.

18

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

16.	Commitments

The Company’s long-term arrangements that are not recognized as liabilities as at March 31, 2026 and December 31, 2025 are as follows:

a)	Employment Agreements

	March 31, 2026	December 31, 2025
	$	$
Management services – officers	321,000	321,000

The President, CEO, and a director of the Company has a long-term employment agreement with the Company. The agreement has a termination clause whereby he is entitled to the equivalent of 12 times his then current monthly salary which, as of March 31, 2026 and December 31, 2025, equated to an annual salary of $321,000.

b)	Payments

In the normal course of business, the Company has committed to payments totaling $11,988 (December 31, 2025 - $131,199) related to its clinical trial, and manufacturing, activities, and other regular business activities excluding management and director compensation which are expected to occur over the next 12 months.

17.	Segmented information

The Company operates in one reportable operating segment: the development and commercialization of therapies to treat hyperuricemia related diseases. As the operations comprise a single reporting segment, amounts disclosed also represent segment amounts. All long-term assets of the Company are located in Canada.

18.	Subsequent events

On October 15, 2025, the Company entered into a binding term sheet (the “Term Sheet”) to acquire a Renal Anti-Fibrotic Therapeutic Program from Vectus Biosystems Limited, an Australian Securities Exchange listed company (“Vectus”). The program includes a novel new chemical entity, VB4-P5, along with its associated intellectual property, regulatory documentation, and manufacturing data. The Term Sheet provides for the Company to acquire from Vectus the intellectual property specifically related to the VB4-P5 compound and the data generated by Vectus from its work on the VB4-P5 small molecule and related assets. The consideration receivable by Vectus is $3,000,000, payable in common shares of the Company at a deemed issue price of $0.86 per common share (the “Issue Price”), with the Issue Price subject to adjustment in certain circumstances. The Company has agreed to pay a cash finders’ fee of the greater of 5% of the transaction value or $250,000.

On January 13, 2026, the Company entered into an extension agreement with Vectus to extend the closing date to March 31, 2026.

On April 13, 2026, the Company completed the acquisition of the Vectus kidney anti-fibrotic asset. As consideration for the acquisition, the Company has issued 154,544 common sharesand 692,150 pre-funded warrants exercisable at US$0.0001. The pre-funded warrants contain conditions limiting Vectus from exercising same if such exercise would result in Vectus’ common share ownership being greater than 9.99% of the issued and outstanding common shares of XORTX. The pre-funded warrants expire April 13, 2031.

19

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited - expressed in U.S. Dollars)

18.	Subsequent events (continued)

As of March 31, 2026, the Company had incurred $356,715 of deferred acquisition costs in connection with this transaction, which includes $200,000 towards the finders’ fee.

On March 24, 2026, the shareholders of the Company approved a consolidation of the common shares on a basis of 1 post-consolidation common shares for 5 pre-consolidation common shares. The share consolidation was completed on April 6, 2026.

On April 6, 2026, the Company has successfully complied with Nasdaq's minimum bid price rule and regained compliance.

On May 15, 2026, the Company initiated the closing of a public offering of 2,659,574 common shares or pre-funded warrants that will generate gross proceeds of up to $5 million, before deducting placement agent fees and other offering expenses payable by the Company. The gross proceeds are currently held in escrow and the closing of the offering remains subject to the final approval of the TSX Venture Exchange.

20